Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated November 17, 2014

Registration No. 333-198640

Pinnacle Foods Inc. Announces Secondary Offering of 20 Million Shares and Concurrent Repurchase of One Million Shares of its Common Stock

PARSIPPANY, NJ (November 17, 2014) — Pinnacle Foods Inc. (NYSE: PF) today announced that certain of its stockholders intend to offer for sale in an underwritten secondary offering 20 million shares of the Company’s common stock. Conditional upon and concurrent with the closing of the offering, Pinnacle plans to repurchase one million shares of its common stock from affiliates of Blackstone at the net offering price in a private, non-underwritten transaction.

Blackstone’s ownership in Pinnacle, upon the successful completion of these transactions, would fall to approximately 19%. This excludes the exercise of the overallotment option in which the bookrunner for this offering will have an option to purchase up to an additional 3 million shares from the selling stockholders affiliated with Blackstone. The registration of the offering and the sale of the shares are being effected pursuant to Blackstone’s registration rights under a registration rights agreement among the Company and certain of its stockholders.

No shares in this offering are being sold by the Company. The Company expects the offering to close on November 21, 2014, subject to customary closing conditions. BofA Merrill Lynch and Morgan Stanley are acting as bookrunners for the offering.

Upon the successful completion of this offering, Blackstone’s ownership in Pinnacle Foods will decline to below a threshold that triggers the immediate vesting of approximately 1.3 million employee options and restricted shares associated with equity compensation when Pinnacle was an entity controlled by Blackstone, some of which dates back to 2007. This vesting will result in a non-cash equity compensation charge of approximately $24 million in the fourth quarter of 2014, which the Company intends to treat as an item affecting comparability. This vesting will increase the Company’s fully diluted share count by approximately 0.5 million shares on an annualized basis, while the impact in 2014 is negligible. The repurchase of shares associated with this offering is intended to offset the dilutive impact of this vesting, as well as much of the impact in 2015 associated with the Company’s ongoing equity compensation programs.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Merrill Lynch at 222 Broadway, New York, NY 10038, Attention: Prospectus Department, or by telephone at (866) 500-5408, or by email at dg.prospectus_requests@baml.com or Morgan Stanley at 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Contact:

Maria Sceppaguercio

Senior Vice President, Investor Relations & Communications

Pinnacle Foods Inc.

973-541-8629